U.S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

/ / Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K /X/ Form 10-Q and Form 10-QSB / / Form N-SAR

For Period Ended: April 30, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR


     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The Condensed Statements of Operations for the three month periods ended April 30, 1995 and 1996 and for the six month period ended April 30, 1995 and the Condensed Statements of Cash Flows for the three and six month periods ended April 30, 1995 and 1996.


                     PART I-REGISTRANT INFORMATION
 ----------------------------------------------------------------------

Full Name  of Registrant:   The Collective Investment Funds  for which
UMB Bank, n.a. is Trustee.

Former Name if Applicable:  Not Applicable.

Address of Principal Executive Office:   1010 Grand Boulevard,  Kansas
City, Missouri 64106.


                   PART II-RULES 12B-25 (B) AND (C)
 ----------------------------------------------------------------------

     The Registrant hereby represents that the reasons for the inability to timely file could not be eliminated by the Registrant with unreasonable effort or expense and the Registrant's Quarterly Report for the quarter ended April 30, 1996 with the missing portions identified above will be filed no later than the fifth calendar day following the prescribed due date.


                          PART III-NARRATIVE
 ----------------------------------------------------------------------

     The financial information that is specified as missing is not available at the time the specified report was due because it had not been compiled yet.


                       PART IV-OTHER INFORMATION
 ----------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification: Submission Contact.


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     / / Yes    /X/ No

     Due to the limited time available, the Registrant is not able to identify all of the financial information that is required in the periodic reports that has not been filed. The Registrant has filed quarterly reports on a timely basis, however, the financial statements included therein may not contain all the required financial information.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     / / Yes   /X/ No

     If so:   attach  an explanation of  the anticipated  change, both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SIGNATURE

     The Collective Investment Funds for which UMB Bank, n.a. is Trustee has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 17, 1996.                   UMB Bank., n.a. as Trustee
                                        of The Collective Investment
                                        Funds

                                        /s/Stephen J. Campbell
                                        Senior Vice President